NOTICe of ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on February 7, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Cash Store Financial Shares”) of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) will be held at Chateau Nova, 13920 Yellowhead Trail, Edmonton, Alberta, T5L 3C2 on Thursday, February 7, 2013, at 9:00 a.m. (Edmonton time) for the following purposes:

(a)	to elect the directors of Cash Store Financial;

(b)	to appoint the auditors of Cash Store Financial and to authorize the directors to fix their remuneration;

(c)	to consider the shareholder proposals set out in the accompanying Management Information Circular; and

(d)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Cash Store Financial Shares (“Shareholders”) of record at the close of business on December 24, 2012, will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. at or prior to 9:00 a.m. (Edmonton time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Edmonton, Alberta) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Edmonton, Alberta this 28th day of December, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer